Issuer Free Writing Prospectus

PRICING TERM SHEET	Filed Pursuant to Rule 433

Registration Statement No. 333-233960

Supplementing the Preliminary

Dated as of June 22, 2020	Prospectus Supplement

dated June 22, 2020 and the

Prospectus dated September 26, 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

3.500% Senior Notes due 2050

This pricing term sheet relates only to the Notes (as defined below) and should be read together with the preliminary prospectus supplement dated June 22, 2020 (including the documents incorporated by reference therein) relating to the offering of the Notes (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Fomento Económico Mexicano, S.A.B. de C.V.

Security Title:	3.500% Senior Notes due 2050 (the “Notes”)

Currency:	U.S. Dollars

Principal Amount:	U.S.$700,000,000

Coupon:	3.500%

Notes:	The Notes will be part of the same series as, and will be fungible with, the original notes. The aggregate principal amount of the original notes together with the Notes offered hereby will be U.S.$2,500,000,000.

Maturity Date:	January 16, 2050

Interest Payment Dates:	January 16 and July 16 of each year, commencing on July 16, 2020. Purchasers of the Notes will be entitled to receive the full amount of the first interest payment on July 16, 2020.

Day Count:	30/360

Price to Investors:	102.620% of principal amount, plus accrued interest from January 16, 2020

Gross Proceeds to the Issuer (excluding accrued interest):	U.S.$718,340,000

Benchmark Treasury:	UST 2.000% due February 15, 2050

Spread to Benchmark Treasury:	190 bps

Benchmark Treasury Price and Yield:	113-00 and 1.458%

Yield to Maturity:	3.358%

Ranking:	Senior unsecured

Optional Redemption:	Prior to July 16, 2049, make-whole call, in whole or in part, at T+20 bps

On and after July 16, 2049, par call, in whole or in part

Optional Tax Redemption:	In whole but not in part, at par upon certain changes in withholding taxes

Trade Date:	June 22, 2020

Settlement Date:	June 25, 2020 (T+3)

Denominations / Multiples:	U.S.$150,000 / U.S.$2,000

Ratings*:	A- / A (S&P/ Fitch)

Offering Format:	SEC-Registered

Clearing:	DTC / Euroclear / Clearstream

CUSIP/ISIN:	344419 AC0 / US344419AC03 (the same CUSIP and ISIN as the original notes)

Governing Law:	State of New York

Expected Listing:	New York Stock Exchange

Joint Lead Managers and Bookrunners:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & LLC

(*)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus dated September 26, 2019) with the Securities and Exchange Commission (the “SEC”), for the offering of the Notes. Before you invest in the Notes, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Goldman Sachs & Co. LLC at (212) 902-1171 or (866) 471-2526 or Morgan Stanley & LLC at 1 (866) 718-1649.

No PRIIPs KID — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes may be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this pricing term sheet relates have been registered by the Issuer with the SEC by means of a registration statement on Form F-3ASR (Registration No. 333-233960). This pricing term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This pricing term sheet is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Notes will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this notice or any of its contents.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of the Notes in any province or territory of Canada other than the provinces of Alberta, British Columbia, Nova Scotia, Ontario, Québec and Saskatchewan, and in those permitted provinces only to investors that are “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another e-mail system.

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